FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

March 9, 2007

Jill Davis, Esq, Branch Chief

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Parafin Corporation
Form 10-KSB for Fiscal Year Ended September 30, 2005, etc.
File No. 0-09071

Dear Ms. Davis:

I am securities counsel to Parafin Corporation and am writing to advise you that, as previously stated in my February 9, 2007 letter to you, our response to your January 26, 2007 letter has been delayed because George Brenner, our independent auditor has been incapacitated by a stroke and is unlikely to be able to perform professional services for the foreseeable future. We have retained a new independent auditor and will file a Form 8-K disclosing the same and our new auditor is reviewing your letter and assisting in preparing our response.

Very truly yours,
/s/ Frank J. Hariton

Frank J. Hariton